Robert Charles Brighton, Jr.

Shareholder

Phone: 954.985.4178 Fax: 954.985.4176

Rbrighton@beckerlawyers.com

Becker & Poliakoff

1 East Broward Blvd.

Suite 1800

Ft. Lauderdale, FL 33301

March 25, 2022	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Benjamin Holt,

Mr. James Lopez

Re:	Metal Sky Star Acquisition Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed: March 8, 2022

File No. 333-260251

To the Reviewing Staff Members of the Commission:

Reference is made to the Staff’s letter dated March 17, 2022 to Mr. Man Chak Leung, Chief Executive Officer of Metal Sky Star Acquisition Corporation (the Company) regarding comments on Amendment No. 2 to the Company’s Registration Statement on Form S-1. On behalf of our client, and as requested by the Staff, we are responding to the questions raised by the Staff and amending the Company’s Registration Statement to include certain clarifying disclosure to address the Staff’s comment. For your convenience, we have set forth the Staff’s comment in bold, followed by our response, as follows:

Amendment No. 2 to Registration Statement on Form S-1 filed March 8, 20212

Cover Page

1.	We note your revised disclosure on the cover page and throughout the prospectus that you will not consider or undertake a business combination or other transaction with a VIE or with any other entity or business with its principal or a majority of its business operations in China, including Hong Kong and Macau. Please revise to also address business combinations where the entity or business is based in those locations.

We have revised the disclosure on the cover page and throughout the prospectus to address the Staff’s comment to clearly state that the Company will not consider or undertake a business combination with an entity or business that is based in the People’s Republic of China, including Hong Kong and Macau or that has its principal or a majority of its business operations in such jurisdictions. Specifically, we have revised the cover page of the prospectus, prospectus summary on pages 2 and page 7, risk factors on page 44 and page 61, management discussion and analysis on page 76 and proposed business on page 81 to include clarifying language to such effect to address the Staff’s comment.

We trust that our response fully addresses the Staff’s concerns as set forth in its comment letter. Should the Staff have any additional questions regarding the information contained in the Registration Statement or with respect to our response to the comment letter, please contact the undersigned by email at rbrighton@beckerlawyers.com, or Bill Huo, Esq at bhuo@beckerlawyers.com. You may also contact the undersigned by phone at (954) 985-4178.

Very truly yours,

By:	/s/ Robert C. Brighton, Jr.
Name:	Robert C. Brighton, Jr.

Cc:	Mr. Man Chak Leung

Chief Executive Officer

Metal Sky Acquisition Corp